EXHIBIT 99.1

NEWS RELEASE

Calgary, Alberta, Canada – January 15, 2018

Precision Drilling Corporation Posts new investor presentation With updated activity and outlook amid stronger oil prices

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Precision Drilling Corporation ("Precision") (TSX:PD) (NYSE:PDS) posted an updated investor presentation on its website. Key highlights include, but are not limited to:

-	WTI crude prices on January 12, 2017 closed at US$64.43 per barrel, compared to US$53.90 per barrel at the time of our third quarter conference call on October 27, 2017.
-	We currently have 64 rigs active in the U.S. compared with 55 at the time of our third quarter conference call.
-	In Canada we are nearing peak activity reached in 2017 with 89 active rigs, in line with previously communicated expectations.
-	Since the end of the third quarter of 2017 we have signed 13 term contracts.
-	At current commodity prices, we expect to continue to add rigs in the U.S. and anticipate higher year-over-year activity in Canada.
-	We anticipate 2017 capital spending to be slightly below our $104 million capital plan, with the difference expected to be spent in 2018.
-	General and administrative expense for the full year 2017 is expected to be at the low-end of the $100 million to $115 million range we communicated on our first quarter 2017 conference call.
-	We continue to have 20 rigs running with NOVOS and have now drilled over 135 wells utilizing process automation control technology.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our expected total capital expenditures for 2017;
•	our expected total General and administrative expenditures for 2017;
•	our planned capital expenditures for 2018;
•	our expectation to continue to add rigs in the U.S. and higher year-over-year activity in Canada; and
•	anticipated number of term contracts in place.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	the fluctuation of oil prices will continue to pressure customers into reducing or limiting their drilling budgets;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.
•	Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	Our customers' inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;

•	a decline in our safety performance which could result in lower demand for our services;
•	changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision's ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision's Annual Information Form for the year ended December 31, 2016, which may be accessed on Precision's SEDAR profile at www.sedar.com or under Precision's EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA

Senior Vice President and Chief Financial Officer

713.435.6111

Ashley Connolly, CFA

Manager, Investor Relations

403.716.4725

Precision Drilling Corporation

800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com